December 1, 2010

Michael W. Lamach
Chief Executive Officer
Ingersoll-Rand PLC
170/175 Lakeview Dr.
Airside Business Park
Swords, Co. Dublin, Ireland

> **Re:** **Ingersoll-Rand PLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2008**
> **File No. 1-34400**
> **Response Letter Dated November 4, 2010**

Dear Mr. Lamach:

We refer you to our comment letter dated October 7, 2010 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Martin James
        Senior Assistant Staff Accountant
        Division of Corporation Finance